As filed with the Securities and Exchange Commission on April 15, 2019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FS GLOBAL CREDIT OPPORTUNITIES FUND—T
(Name of Subject Company (Issuer))

FS GLOBAL CREDIT OPPORTUNITIES FUND—T
(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,
Par Value $0.001 per share
(Title of Class of Securities)

30294H 104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
Chief Executive Officer
FS Global Credit Opportunities Fund—T
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$9,597,187.26	$1,163.18*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,163.18
Form or Registration No.: Schedule TO
Filing Party: FS Global Credit Opportunities Fund—T
Date Filed: February 19, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on February 19, 2019 by FS Global Credit Opportunities Fund—T, a Delaware statutory trust (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 1,246,647 of the Company’s issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2018), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during three-month period ending on the expiration of the Offer. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 19, 2019, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on March 27, 2019, and a total of 1,896,316.944 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 147,590.352 Shares validly tendered and not withdrawn on a pro rata basis at a price equal to $7.7278 per Share (an amount equal to the net asset value per Share as of March 29, 2019, the most recent date on which Shares were issued pursuant to the Company’s distribution reinvestment plan) for an aggregate purchase price of approximately $1,140,547.58. Approximately 7.8% of the number of Shares tendered by each shareholder who participated in the tender offer was repurchased by the Company. Repurchased Shares may be subject to a contingent deferred sales charge, as described in the Offer. The contingent deferred sales charge, if applicable, was calculated based upon the lesser of the net asset value of such Shares as of April 1, 2019 (the date of repurchase) and the public offering price at the time such Shares were purchased.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019

FS GLOBAL CREDIT OPPORTUNITIES FUND—T

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: General Counsel and Secretary

3